Filed by Virgin Group Acquisition Corp. II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: March 22, 2022

Grove Collaborative Announces Fiscal Fourth Quarter and Full Year 2021 Financial Results

Record Net Revenue of $384 million in 2021

Record Gross Margin of 49.1% in 2021

SAN FRANCISCO, CA — March [22], 2021 — Grove Collaborative, Inc. (“Grove” or “the Company”), a certified B Corp™ and leading sustainable consumer products company, today reported financial results for its fiscal fourth quarter and full year ended December 31, 2021.

Grove and Virgin Group Acquisition Corp. II (“VGII”) (NYSE: VGII), a publicly traded special purpose acquisition company (“SPAC”) sponsored by Virgin Group, previously announced that they entered into a definitive business combination agreement that will result in Grove becoming a public company. Upon closing of the transaction, the combined company will continue to operate under the Grove name and will be listed on the NYSE under the new “GROV” ticker symbol.

Fiscal 2021 Financial Highlights:

●	Net Revenue of $383.7 million, up 5.3% year-over-year and 64.6% on a 2-year basis

●	Gross margin of 49.1%, up 80 basis points year-over-year and 1,330 basis points on a 2-year basis

●	Net loss margin of (35.4%), as compared to (19.8%) in 2020 and (69.3%) in 2019

●	Adjusted EBITDA margin(1) of (28.4%), as compared to (14.8%) in 2020 and (62.1%) in 2019

Fiscal Fourth Quarter 2021 Financial Highlights:

●	Net Revenue of $87.3 million, down 6.2% year-over-year and up 27.9% on a 2-year basis

●	Gross margin of 45.0%, down 490 basis points year-over-year and up 520 basis points on a 2-year basis

●	Net loss margin of (36.7%), as compared to (14.3%) in the fourth quarter last year and (52.5%) in the fourth quarter of 2019

●	Adjusted EBITDA margin(1) of (28.9%), as compared to (9.0%) in the fourth quarter last year and (47.8%) in the fourth quarter of 2019

(1) Adjusted EBITDA margin is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information. A reconciliation to the most comparable GAAP measure can be found in the tables at the end of this press release.

Stuart Landesberg, Chief Executive Officer of Grove, said, “We are proud of our achievements in 2021, as we advanced our strategic priorities in support of our mission to provide the world with consumer products that are a positive force for human and environmental health. Our annual results were highlighted by major accomplishments throughout the year including the successful exclusive launch of the Grove Co. brand in Target stores nationwide in the second quarter, our highest ever first-party brand share at 49% of net revenue, records in both direct-to-consumer net revenue per order and gross margin despite supply chain headwinds, and approaching the $100 million threshold in sales of zero-plastic waste or refillable products. We also saw faster brand awareness growth than in any prior period, increasing from 27% to 37% over the course of the year.”

Landesberg continued, “While results overall were pressured by headwinds as consumers return to retail stores, we begin 2022 in a strengthened position with initiatives in place that are expected to drive acceleration and diversification of revenue, expansion in our zero-plastic portfolio, and growth in both gross margin and overall profitability. Factors negatively impacting financial performance in 2021 included lapping the accelerated purchases of disinfecting products during the pandemic in 2020, inflationary supply chain pressure, and the repositioning of some marketing spend to longer-term investments focused on building brand awareness, which negatively impacted new customer acquisition but will better support omni-channel growth over the long run. We expect some of the macro headwinds to abate by 2023. We remain excited about the significant opportunity we see ahead to partner with VGII and to build upon our success as a leading sustainable brand for household and personal care products with powerful innovation, optimized marketing, and expanded distribution,

all while marching towards our goal to use zero plastic by 2025.”

Other Fourth Quarter 2021 Highlights:

●	DTC net revenue per order was $57.0 for the fourth quarter of 2021, up slightly from $56.8 in the fourth quarter of 2020

●	Grove Brand products represented 47.7% of net revenue in the fourth quarter of 2021, an increase of 20 basis points from 47.5% in the fourth quarter of 2020

●	During the quarter we launched a successful limited edition collection of home essentials, Sparks of Joy, under our Grove Co. brand and entered the pet care category with the launch of a new brand, Good Fur, offering pet care products that are both good for your pet and good for the planet

●	In the fourth quarter, 48% of Grove Brands net revenue came from zero-plastic, re-usable product models and zero plastic waste alternative products, meeting our Beyond Plastic™ standard, up from 38% in the fourth quarter of 2020

●	We believe measuring plastic intensity (pounds of plastic per $100 in revenue) enables us to decouple our plastic footprint from our revenue growth and truly pin our success to plastic reduction

○	Across the Grove.co site, plastic intensity was 1.20 pounds of plastic per $100 in revenue in the fourth quarter of 2021 as compared to 1.35 in the fourth quarter of 2020

○	Across all Grove-owned brands, plastic intensity was 1.01 pounds of plastic per $100 in revenue in the fourth quarter of 2021 as compared to 1.08 in the fourth quarter of 2020

Subsequent Events:

On March 21, 2022, due to the ongoing impact of the pandemic, current market headwinds, and the steadfast commitment to building a sustainable business, Grove implemented a company-wide reorganization which included a reduction in its workforce of approximately 17% of corporate employees to reduce operating expenses and strengthen key strategic areas across the business.

The Company noted that it is in the final stages of identifying a permanent Chief Financial Officer. The Company also thanks Andrew Rendich, Grove’s former Chief Operating Officer, who left the Company in March but will continue to serve in an advisory role.

Landesberg commented: “While it is gut-wrenching to let valued colleagues go, this reduction in workforce combined with the strategic reorganization will enable us to focus our resources on our value-creating initiatives, better align our expense base with expected revenues, and mitigate inflationary cost pressure, strengthening our financial foundation and positioning Grove for success over the long term.”

About Grove Collaborative

Launched in 2016 as a Certified B Corp, Grove Collaborative is transforming consumer products into a positive force for human and environmental good. Driven by the belief that sustainability is the only future, Grove creates and curates over 150 high-performing eco-friendly brands of household cleaning, personal care, laundry, clean beauty, baby and pet care products serving millions of households across the U.S. each year. With a flexible monthly delivery model and access to knowledgeable Grove Guides, Grove makes it easy for everyone to build sustainable routines.

Every product Grove offers — from its flagship brand of sustainably powerful home care essentials, Grove Co., plastic-free, vegan personal care line, Peach Not Plastic, and zero-waste pet care brand, Good Fur, to its exceptional third-party brands — has been thoroughly vetted against strict standards to be uncompromisingly healthy, beautifully effective, ethically produced and cruelty-free. Grove Collaborative is a public benefit corporation on a mission to move Beyond Plastic™ and in 2021, entered physical retail for the first time at Target stores nationwide, making sustainable home care products even more accessible. Grove is the first plastic neutral retailer in the world and is committed to being 100% plastic-free by 2025. For more information, visit www.grove.com.

On December 7, 2021, Grove and Virgin Group Acquisition Corp. II (“VGII”) (NYSE: VGII), a publicly traded special purpose acquisition company (SPAC) sponsored by Virgin Group, entered into a definitive business combination agreement that will result in Grove becoming a public company. Upon closing of the transaction, the combined company will continue to operate under the Grove name and will be listed on the NYSE under the new “GROV” ticker symbol.

Additional Information and Where to Find It

In connection with the proposed business combination, VGII filed with the SEC on January 18, 2022, a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGII, and after the registration statement is declared effective, VGII will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGII’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Grove, VGII and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of VGII as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VGII, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGII’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGII’s shareholders in connection with the proposed business combination will be set forth in VGII’s registration statement on Form S-4, including a proxy statement/prospectus, which VGII filed with the SEC on January 18, 2022. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGII’s directors and officers in VGII’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGII, which will include the proxy statement / prospectus of VGII for the proposed business combination.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of VGII and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGII and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGII or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGII stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGII’s filings with the SEC, and in VGII’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to VGII and Grove as of the date hereof, and VGII and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Non-GAAP Financial Measures

Some of the financial information and data contained in this press release, such as adjusted EBITDA and adjusted EBITDA margin, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, operating income, profit before tax, net income or any other performance measures derived in accordance with GAAP. A reconciliation of adjusted EBITDA to Net Income is provided in the tables at the end of this press release. Grove believes these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Grove’s financial condition and results of operations. Grove’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Grove believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Grove’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Grove does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Grove’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

We calculate adjusted EBITDA as net loss, adjusted to exclude: (1) stock-based compensation expense; (2) depreciation and amortization; (3) remeasurement of convertible preferred stock warrant liability; (4) interest expense; (5) loss on extinguishment of debt, and (6) provision for income taxes. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

Grove Collaborative, Inc.

Balance Sheets

(In thousands)

	December 31,
	2020	2021

Assets
Current assets:
Cash and cash equivalents	$176,523	$78,376
Inventory, net	46,580	54,453
Prepaid expenses and other current assets	4,828	8,104
Total current assets	227,931	140,933
Property and equipment, net	15,100	15,932
Operating lease right-of-use assets	24,234	21,214
Other long-term assets	2,453	4,394
Total assets	$269,718	$182,473

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$23,814	$21,346
Accrued expenses	19,810	20,651
Deferred revenue	11,119	11,267
Operating lease liabilities, current	2,955	3,550
Other current liabilities	3,522	1,650
Debt, current	1,918	10,750
Total current liabilities	63,138	69,214
Debt, noncurrent	29,782	56,183
Operating lease liabilities, noncurrent	23,579	20,029
Other long-term liabilities	4,942	5,408
Total liabilities	121,441	150,834

Convertible preferred stock	487,918	487,918

Stockholders’ deficit:
Common stock	1	1
Additional paid-in capital	14,605	33,863
Accumulated deficit	(354,247)	(490,143)
Total stockholders’ deficit	(339,641)	(456,279)
Total liabilities, convertible preferred stock and stockholders’ deficit	$269,718	$182,473

Grove Collaborative, Inc.

Statements of Operations

(In thousands)

	Year Ended December 31,		Three Months Ended December 31,
	2020	2021	2020	2021

Revenue, net	$364,271	$383,685	$93,038	$87,264
Cost of goods sold	188,267	195,181	46,584	48,002
Gross profit	176,004	188,504	46,454	39,262
Operating expenses:
Advertising	55,547	107,313	11,731	16,702
Product development	18,655	23,408	4,800	6,972
Selling, general and administrative	168,295	186,638	41,868	46,029
Operating loss	(66,493)	(128,855)	(11,945)	(30,441)

Interest expense	5,607	5,202	1,039	1,930
Loss on extinguishment of debt	—	1,027	—	—
Other expense (income), net	119	760	323	(397)
Interest and other expense, net	5,726	6,989	1,362	1,533

Loss before provision for income taxes	(72,219)	(135,844)	(13,307)	(31,974)
Provision for income taxes	41	52	10	13
Net loss	$(72,260)	$(135,896)	$(13,317)	$(31,987)

Grove Collaborative, Inc.

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2020	2021

Cash Flows from Operating Activities
Net loss	$(72,260)	$(135,896)
Adjustments to reconcile net loss to net cash used in operating activities:
Remeasurement of convertible preferred stock warrant liability	964	1,234
Stock-based compensation	7,762	14,610
Depreciation and amortization	4,115	4,992
Non-cash interest expense	917	704
Inventory reserve	1,820	4,725
Loss on extinguishment of debt	—	1,027
Other non-cash expenses	401	1,274
Changes in operating assets and liabilities:
Inventory	(18,611)	(12,598)
Prepaids and other assets	(1,437)	(3,294)
Accounts payable	(16,250)	(2,489)
Accrued expenses	5,582	(817)
Deferred revenue	2,102	148
Operating lease right-of-use assets and liabilities	278	65
Other liabilities	961	(774)
Net cash used in operating activities	(83,656)	(127,089)
	—	—

Cash Flows from Investing Activities
Purchase of property and equipment	(4,820)	(5,768)
Net cash used in investing activities	(4,820)	(5,768)

Cash Flows from Financing Activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	214,790	—
Payment of deferred offering and convertible preferred stock issuance costs	—	(1,396)
Proceeds from issuance of debt	43,513	60,000
Repayment of debt	(33,118)	(21,932)
Payment of debt extinguishment	—	(2,499)
Payment of debt issuance costs	(279)	(375)
Proceeds from exercise of stock options and warrants	3,264	1,209
Repurchase of common stock	—	(297)
Net cash provided by financing activities	228,170	34,710
	—	—
Net increase (decrease) in cash and cash equivalents	139,694	(98,147)
Cash and cash equivalents at beginning of year	36,829	176,523
Cash and cash equivalents at end of year	$176,523	$78,376

Grove Collaborative, Inc.

Non-GAAP Financial Measures

(In thousands)

	Year Ended December 31,		Three Months Ended December 31,
	2020	2021	2020	2021
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	$(72,260)	$(135,896)	$(13,317)	$(31,987)
Stock-based compensation	7,762	14,610	2,288	3,752
Depreciation and amortization	4,115	4,992	1,087	1,359
Remeasurement of convertible preferred stock warrant liability	964	1,234	511	(292)
Interest expense	5,607	5,202	1,039	1,930
Loss on extinguishment of debt	—	1,027	—	—
Provision for income taxes	41	52	10	13
Total Adjusted EBITDA	$(53,771)	$(108,779)	$(8,382)	$(25,225)

Net loss margin	(19.8%)	(35.4%)	(14.3%)	(36.7%)
Adjusted EBITDA margin	(14.8%)	(28.4%)	(9.0%)	(28.9%)

Investor Relations Contact:

Alexis Tessier

ir@grove.co

Media Relations Contact:

Meika Hollender

meika@grove.co